Sunshine Biopharma Inc.
6500 Trans-Canada Highway, 4th Floor
Pointe-Claire, Quebec, Canada H9R 0A5
(514) 426-6161

October 16, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Sunshine Biopharma Inc. - Registration Statement on Form S-1 (File No. 333-227748)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-227748) filed by Sunshine Biopharma Inc. with the Securities and Exchange Commission on October 9, 2018:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Dr. Steve N. Slilaty at (514) 426-6161.

Very truly yours,

SUNSHINE BIOPHARMA INC.

/s/ Dr. Steve N. Slilaty
Dr. Steve N. Slilaty
Chief Executive Officer